Exhibit 99.1

Dejour Energy to Present at 2011 IPAA's New York OGIS

Highlight on 2011 U.S. and Canadian Project Development Plans

Denver, Colorado, March 29, 2011 -- Dejour Energy, Inc. (NYSE Amex: DEJ / TSX:DEJ) announced today that Co-Chairmen Bob Hodgkinson and Steve Mut will present at the Oil and Gas Investment Symposium (OGIS) organized by the Independent Petroleum Association of America (IPAA) on Monday April 11, 2011, 8:45 a.m. ET at the Sheraton Hotel & Towers in New York.

Through this venue Dejour plans to provide an update on Company energy projects including Its recently completed, 75% owned, oil production waterflood project at Woodrush BC, its 72% owned Piceance Basin Gibson Gulch liquids rich gas project near Glenwood Springs, Western Colorado, and the Q2 planned drilling of its 72% owned South Rangely oil project west of Meeker, Western Colorado.

The Company will release its Q4 and Year End Financial Results for the period ended December 31, 2010 on March 31, 2011.

     About Dejour Energy, Inc.

Dejour is an independent oil and natural gas company operating multiple exploration and production projects in North America’s  Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO                                               Investor Relations – New York
598 – 999 Canada Place,                                                                                      Craig Allison
Vancouver, BC Canada V6C 3E1                                                                        Phone: 914.882.0960
Phone: 604.638.5050  Facsimile: 604.638.5051                                                   Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on Facebook:
http://www.facebook.com/pages/Dejour-Energy-Inc/161301467259825.